EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

ADVANCED OXYGEN TECHNOLOGIES, INC.

Advanced Oxygen Technologies, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware, hereby certifies on this 2nd day of December, 2014:

FIRST: That paragraph (a) of Article Fourth of the Certificate of Incorporation provides that the total number of shares of stock which the corporation shall have the authority to issue is one hundred million (100,000,000) shares, of which ninety million (90,000,000) shares, of the par value of one cent ($.01) shall be common shares, amounting in the aggregate to nine hundred thousand dollars ($900,000.00), and ten million (10,000,000) shares, of the par value of one cent ($.01) shall be preferred shares, amounting in the aggregate to one hundred thousand dollars ($100,000.00).

SECOND: That paragraph (a) of Article FOURTH of the Certificate of Incorporation be and it hereby is amended to read in its entirety as follows:

“(a) The total number of shares of stock which the corporation shall have the authority to issue is seventy million (70,000,000) shares, of which 60,000,000 million (60,000,000) shares, of the par value of one cent ($.01) shall be Common Stock, amounting in the aggregate to six hundred thousand dollars ($600,000.00), and ten million (10,000,000) shares, of the par value of one cent ($.01) shall be Preferred Stock, amounting in the aggregate to one hundred thousand dollars ($100,000.00).

Upon the effectiveness of the Certificate of Amendment of the Certificate of Incorporation whereby this paragraph (a) of Article FOURTH is amended to read as set forth herein (the “Effective Time”), each twenty (20) shares of Common Stock, with a par value of $.01 per share, of the corporation issued and outstanding immediately prior to the Effective Time shall thereby and thereupon be combined into and shall constitute and represent one (1) validly issued, fully paid and nonassessable share of Common Stock, with a par value of $.01 per share, of the corporation. No scrip or fractional shares will be issued by reason of this amendment. Fractional share interests created as a result of this amendment shall be rounded up to the next whole number of shares by the corporation.”

THIRD: That the amendment shall be effective on December 5, 2014.

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FOURTH: That the amendment was authorized by the unanimous written consent of the Board of Directors followed by written consent of the stockholders being given in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, this Certificate of Amendment of the Certificate of Incorporation of Advanced Oxygen Technologies, Inc. has been executed by Robert E. Wolfe, its Chief Executive Officer, as of the date first written above.

Advanced Oxygen Technologies, Inc.

By:	/s/ Robert E. Wolfe
Name:	Robert E. Wolfe
Title:	Chief Executive Officer